

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2010

Joanne M. Beckett
Vice President and General Counsel
Tropicana Las Vegas Hotel and Casino, Inc.
3801 Las Vegas Boulevard South
Las Vegas, Nevada 89109

     Re: Tropicana Las Vegas Hotel and Casino, Inc.
              Post-Effective Amendment No. 1 to Form 10
              Filed May 28, 2010
              File No. 000-53894

Dear Ms. Beckett:

     We have completed our review of your filings and do not have any further comments at this time.

                         Sincerely,

                         Jennifer Gowetski
                         Senior Counsel

cc: Janet S. McCloud, Esq.
       Harry H. Demas, Esq.
       Glaser, Weil, Fink, Jacobs, Howard & Shapiro, LLP